Exhibit 99.2

IMMEDIATE	27 March 2003

FSA Mortgage Endowment Announcement

Royal & SunAlliance has received notice from the Financial Services Authority (FSA) that it is fining its UK Life operation £950,000 in relation to deficiencies in its mortgage endowment sales process between January 1997 and July 1999.

35,000 current polices were sold during the above period and Royal & SunAlliance is in the process of contacting these policyholders to inform them of their right to complain if they feel they have grounds to do so. Royal & SunAlliance has set aside reserves of £11m in its 2002 accounts for redress payments covering this period. In addition, Royal & SunAlliance has already reviewed a further 2,000 short term mortgage endowment policies and offered redress totalling £5.6m to appropriate policyholders.

The FSA has acknowledged that Royal & SunAlliance has devoted substantial resources to its mortgage endowment review and that the company has acted proactively in the case of short term contracts. Also, in between 1994 and 1997 and in advance of the industry wide reprojection exercise instigated by the FSA, Royal & SunAlliance warned a significant number of its policyholders of the risk of policies not providing sufficient funds at maturity to pay off their mortgage.

Peter Hanby, Royal & SunAlliance’s UK Director, Life, said: “The fine and the actions announced today relate to past shortcomings which we very much regret. Royal & SunAlliance has been working hard and cooperated fully with the FSA over the corrective action we are taking. Anyone with a legitimate complaint will receive the appropriate redress.”

ENDS

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Notes to editors:

•	Royal & SunAlliance’s mortgage endowment helpline telephone number is 0845 606 0290 and this is open from 8.30am to 6.00pm Monday to Friday.
•	Royal & SunAlliance’s UK Life operation closed its direct sales force in September 1999 and ended the sale of mortgage endowment policies in January 2000. In August 2002 the Group completed its UK Life review and announced the decision to close the UK Life company to new business. In February 2003, the company announced an outsourcing agreement with Unisys for the administration of the closed Life business.

For further information, please contact:

Jay Aitken UK Life PR Manager Tel: 0151 239 3151 Mobile: 0771 368 4436	Paul Atkinson UK Communications Director Tel: 020 7337 5712 Mobile: 0771 466 0182